February 23, 2006


By facsimile to (215) 994-2222 and U.S. Mail


William T. Gallagher, Esq.
Senior Vice President, Secretary and General Counsel
Crown Holdings, Inc.
1 Crown Way
Philadelphia, PA 19154

Re:	Crown Holdings, Inc. and Co-registrants
	Registration Statement on Form S-4
	Filed February 13, 2006
File No. 333-131784

Dear Mr. Gallagher:

	We limited our review to the financial statements` presentation and the legality opinions in the registration statement and to compliance with outstanding accounting comments on Exchange Act reports and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. We assume that your pro forma consolidated condensed financial information which illustrates the effects of the sale of Crown`s plastic closures business will be eliminated once you update your historical financial statements for the year ended December 31, 2005 and that you will update your historical financial statements prior to requesting effectiveness.

2. We remind you of our outstanding accounting comments issued in connection with our review of your Form 10-K for the year ended
December 31, 2004 in our comment letter dated February 15, 2006.

Exhibits 5.a and 5.b

3. We note that you intend to file by amendment the legality opinions. Allow us sufficient time to review the opinions before requesting acceleration of the registration statement`s effectiveness. If you would like us to review the opinions in draft form before filing the opinions, submit the drafts as correspondence on the EDGAR system.

Closing

	File an amendment to the S-4 in response to the comment. To expedite our review, Crown may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Crown thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Crown and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Crown requests acceleration of the registration statement`s effectiveness, Crown should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Crown from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Crown may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Crown provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





Jennifer R. Hardy
   Legal Branch Chief


cc:	William G. Lawlor, Esq.
	Dechert LLP
	Cira Centre
	2929 Arch Street
	Philadelphia, PA 19104



William T. Gallagher, Esq.
February 23, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE